Exhibit 99.1

DigitalFX(R) Logo

                              FOR IMMEDIATE RELEASE


   DIGITALFX INTERNATIONAL REPORTS FINANCIAL RESULTS FOR QUARTER AND YEAR ENDED
                                DECEMBER 31, 2006

    RECORD REVENUE OF $22.8 MILLION AND NET PROFIT OF $0.02 A SHARE FOR 2006

FOURTH QUARTER HIGHLIGHTS:
     - Quarterly revenue is $6.5 million, up 198% from $2.2 million in the prior year period
     - Net income is $278,000 for the fourth quarter, or $0.01 per share, compared to a net loss of about $269,000, or a loss of $0.01 per share, in the same period a year ago
     - Gross profit in the fourth quarter rose 208% to $5.4 million from $1.8 million in the same period in 2005.

2006 HIGHLIGHTS:
     - Annual revenue hits record $22.8 million, exceeding company forecast of $22.5 million, and up 350% from 2005
     - First profitable year. Net income was $480,000, or $0.02 per share, as compared to a net loss of $1.2 million, or $0.06 per share, for 2005.


LAS VEGAS - FEB. 20, 2007- DIGITALFX INTERNATIONAL, INC. (OTC BB: DFXN.OB), a digital communications company and provider of social networking solutions, announced today its financial results for the fourth quarter and year ended December 31, 2006.

               RESULTS FOR FOURTH QUARTER, ENDED DECEMBER 31, 2006

The company reported that revenue rose 198% in the fourth quarter to $6.5 million from $2.2 million in the year earlier period, as a result of increased revenue from both affiliates and retail customers of 180% and 315%, respectively.

Net income is $278,000 for the fourth quarter, or $0.01 per share, compared to a net loss of about $269,000, or a loss of $0.01 per share, in the same period a year ago. Gross profit rose 208% in the quarter to $5.4 million from $1.8 million in the same period in 2005.

Also, gross profit margins widened to 82% in the fourth quarter from 80% in the year earlier period, as a result of cost reductions in purchased products and economies of scale in services provided for recurring products.

CEO Craig Ellins of DigitalFX International said, "As our record revenue for the year and strong profit performance demonstrate, the company has made impressive inroads in growing the business this year."

Ellins noted that the opening of the Australian and New Zealand markets was successful, accounting for 10% of the company's revenue growth.

"We have experienced significant member growth in the United States," he added, "and higher average revenue per customer, which is translating into wider gross profit margins."

In the fourth quarter, commission expenses were $2.9 million, up from $1.1 million in the fourth quarter of 2005, an increase of 160%. This increase is directly related to the growth in sales volume.

Additionally, other operating expenses were $2.3 million, up from $877,000 in the year earlier period, as a result of staffing additions, product development outlays for the new Studio suite of products, expansion of technical support services, and merchant fees related to the volume and value of sales transactions.


                    RESULTS FOR YEAR, ENDED DECEMBER 31, 2006

For the year, ended December 31, 2006, the company revenue rose 350% to $22.8 million from $5.1 million for the prior year, as a result of increased revenue from both affiliates and retail customers of 360% and 223%, respectively.

Net income was $480,000, or $0.02 per share, as compared to a net loss of approximately $1.2 million, or a loss of $0.06 a share, in 2005, based on 21.0 million shares outstanding. Operating income was $1.2 million as compared to an operating loss of $1.2 million in the prior year. Net income was reduced by $635,000 as a result of the costs associated with the exchange transaction completed in June 2006.

Gross profit climbed 381% to $18.4 million from $3.8 million in 2005. Gross profit margins widened to 81% for the year from 75% in the prior year, as a result of reduced costs of purchased products and the benefit of spreading fixed costs over higher revenue.

Commission expenses increased from $2.3 million in 2005 to $10.5 million in 2006. As a percentage of sales, commission expenses remained constant at 46%.

Other operating expenses in 2006 were $6.7 million as compared to $2.6 million in 2005. The increase resulted primarily from staffing additions ($1.2 million), product development costs ($1.0 million), expansion of technical support services ($0.5 million), warrant and stock option compensation expenses ($0.2 million), costs related to being a public company ($0.4 million) and increased merchant fees ($0.6 million), which are directly related to revenue and the volume of transactions processed. As a percentage of sales, operating expenses decreased from 52% to 30% year-over-year.

About DigitalFX International, Inc.
-----------------------------------

DigitalFX  is  a  digital  communications  and  social  networking  company. The
---------
Company develops and markets proprietary web-based social networking software applications, including video email, video instant messaging and live webcasting. DigitalFX bundles its proprietary applications with other open source applications and sells them as an integrated suite through an Internet-based subscription model. The Company's Web 2.0 communication tools enable users to create, transcode, share, manage and store all forms of digital media content (i.e., photos, videos, music, documents). These social networking applications are scalable, customizable and highly extendible.

Currently, the primary source of subscribers for these applications is the Company's social networking website, www.helloWorld.com. DigitalFX intends to
                                        ------------------  ---------
expand its subscription base by offering its suite of communications tools to affinity groups, small and medium sized businesses, corporate enterprises and other social networks, using its multi-tiered marketing program. By providing subscribers with its expanding suite of collaborative applications, DigitalFX is
                                                                    ---------
facilitating the rapidly accelerating trends in streaming media, social networking, on-demand collaboration and self-generated media publishing. With its marketing strategy and the ease of use of its products, the Company intends to simplify the digital lives of millions of subscribers.

FORWARD-LOOKING  STATEMENTS
---------------------------

     The information contained herein includes forward-looking statements. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. The safe harbor for forward-looking statements contained in the Securities Litigation Reform Act of 1995 protects companies from liability for their forward looking statements if they comply with the requirements of the Act.


                                     #  #  #

    DIGITALFX INTERNATIONAL, INC. (FORMERLY QORUS.COM, INC.) AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                               DECEMBER 31,
                                                              --------------
                                                                   2006
                                                              --------------
                                     ASSETS
Current assets:
  Cash and cash equivalents                                   $       5,754
  Accounts receivable, net                                               49
  Inventories, net                                                      135
  Prepaid expenses and other assets                                     325
  Deferred taxes, net                                                   176
                                                              --------------

                                        Total current assets          6,439

Property and equipment, net                                             277
Deposits, merchant processors                                           719
Deposits, software                                                      373
Other assets                                                             65
                                                              --------------

                                                Total assets  $       7,873
                                                              --------------

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                            $         542
  Accrued expenses                                                      655
  Accrued commissions                                                 1,405
  Due to affiliate                                                      187
                                                              --------------

                                   Total current liabilities          2,789
                                                              --------------

Commitments and Contingencies

Stockholders' equity :
  Preferred Stock, $0.01 par value,
    5,000,000 shares authorized, no shares
    issued and outstanding                                                -
  Common Stock, $0.001 par value,
    100,000,000 shares authorized,
    23,280,563 shares issued and
    outstanding                                                          23
  Additional Paid In Capital                                          9,403
  Other comprehensive loss                                              (31)
  Accumulated deficit                                                (4,311)
                                                              --------------

                                  Total stockholders' equity          5,084
                                                              --------------

                  Total liabilities and stockholders' equity  $       7,873
                                                              --------------

         DIGITALFX INTERNATIONAL, INC. (FORMERLY QORUS.COM, INC.) AND SUBSIDIARIES

                           CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                              Year ended             Three months ended
                                             December 31,               December 31,
                                     --------------------------  --------------------------
                                         2006          2005          2006          2005
                                     ------------  ------------  ------------  ------------

Revenues                             $    22,800   $     5,068   $     6,568   $     2,202
Cost of revenues                           4,444         1,248         1,173           451
                                     ------------  ------------  ------------  ------------
Gross profit                              18,356         3,820         5,395         1,751

Commission expenses                       10,459         2,341         2,877         1,105
Other operating expenses                   6,732         2,646         2,334           877
                                     ------------  ------------  ------------  ------------
Operating income (loss)                    1,165        (1,167)          184          (231)
Other Expenses:
Expenses relating to exchange                635             -                           -
  transaction
Other (income) expense, net                  (63)          (56)          (39)           38
                                     ------------  ------------  ------------  ------------
Income (loss) before provision for           593        (1,223)          223          (269)
  income taxes

Income tax provision (benefit)               113             -          (231)            -
                                     ------------  ------------  ------------  ------------

Net Income (Loss)                    $       480   $    (1,223)  $       454   $      (269)
                                     ============  ============  ============  ============

Net Income (Loss) per share:

Basic                                $      0.02   $     (0.06)  $      0.02   $     (0.01)
                                     ============  ============  ============  ============
Fully Diluted                        $      0.02   $     (0.06)  $      0.02   $     (0.01)
                                     ============  ============  ============  ============

Weighted Average Shares
Outstanding:

Basic                                 21,032,218    19,631,179    22,337,106    19,631,179
                                     ============  ============  ============  ============
Fully Diluted                         22,832,198    19,631,179    24,341,707    19,631,179
                                     ============  ============  ============  ============



     CONTACT:
     --------

     Lorne Walker
     CFO
     DigitalFX International Inc.
     702-506-0779

     Arun Chakraborty
     Investor Relations
     Stern & Co.
     212-888-0044